Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 September 2024.

As at 30.09.24
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	14,571

£m
Group equity
Called up share capital and share premium	4,205
Other equity instruments	11,739
Other reserves	(476)
Retained earnings	55,504
Total equity excluding non-controlling interests	70,972
Non-controlling interests	660
Total equity	71,632
Group indebtedness
Subordinated liabilities	11,322
Debt securities in issue	89,424
Total indebtedness	100,746
Total capitalisation and indebtedness	172,378
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,389
Performance guarantees, acceptances and endorsements	8,038
Total contingent liabilities	24,427
Documentary credits and other short-term trade related transactions	1,218
Standby facilities, credit lines and other commitments	392,394
Total commitments	393,612

Barclays PLC	1